EXHIBIT 99.2

FOR IMMEDIATE RELEASE	CONTACT:	Nolan Lehmann
(713) 529-0900

EQUUS II INCORPORATED DECLARES

NET INVESTMENT INCOME DIVIDEND FOR 2003

HOUSTON, TX—November 5, 2003—Equus II Incorporated (NYSE: EQS) announced today a dividend of its net investment income for the year 2003, currently estimated to be $0.72 per share. The dividend will be payable on or before January 16, 2004, to shareholders of record as of November 30, 2003. Shares of EQS will trade ex-dividend beginning November 26, 2003. The dividend will be payable in shares of common stock of EQS or in cash by specific election. Such election must be made by shareholders prior to December 30, 2003. If no election is made, shareholders will receive stock. The stock issued in the dividend will be valued at the average closing market price of EQS for the ten trading days ending December 30, 2003. Cash will be paid in lieu of issuing any fractional shares.

Based on our current understanding, it is estimated that over 75% of the dividend will qualify for the 15% rate of tax imposed on certain dividends pursuant to the 2003 Tax Act. The balance will be taxable to the shareholders as ordinary income. The dividend will be reportable by EQS shareholders on their 2003 U.S. Federal Income Tax Return, whether it is taken in additional shares of common stock or in cash.

Sam P. Douglass, Chairman of Equus, commented, “We are pleased to announce our first annual dividend since 2000, due to the performance of our portfolio companies in the gradually recovering economy. We are also pleased to announce that the majority of the dividend will qualify for lower tax rates established by the 2003 Tax Act.”

Equus II is a business development company and seeks to generate current distributions of investment income and long-term capital gains by making equity investments in small to medium-sized privately owned companies. The current portfolio consists of 18 businesses in various industries and two venture capital funds.

Information on Equus II Incorporated and other Equus entities may be obtained on the Internet. Our home page address is www.equuscap.com.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This press release contains statements relating to future results of the Fund (including certain projections and business trends) that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those that are more fully set forth in the Fund’s Form 10-K for the year ended December 31, 2002.

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